SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 16, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 415-1140
ri@brasiltelecom.com.br

Media Relations
55 (61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom
The fulfillment of Concession Contracts
and the Telecommunications rules

Regarding Telecom Italia’s announcement post on September 14, related to the return of that company to the controlling block of Brasil Telecom, we clarify the following:

1)     The material issue is not the fact that Telecom Italia has the right to return or not to the block of control of Brasil Telecom. But if Telecom Italia, which holds a 38% stake in Solpart, that means a 5% stake in Brasil Telecom, has the right to control Brasil Telecom if this controlling power affects the Company. The law impedes that the controlling group affects the Company’s objectives.

2)     The problem is not caused by the fact that Telecom Italia left the block of control of Brasil Telecom to return in the future. If Telecom Italia was a part of Brasil Telecom’s block of control at the moment when Brasil Telecom acquired the PCS licenses, the Italian partner couldn’t avoid that acquisition due to a legal conflict. This conflict would come up anyway, once Telecom Italia holds a mobile operation in the same region, thus being a competitor of Brasil Telecom.

3)     Telecom Italia decided, unilaterally, to acquire the PCS license and because of this establish a conflict with a Company where it holds a stake. The telecommunications legislation didn’t allow and don’t allow that a parent company and a subsidiary provide the mobile service in the same region.

4)     In order to conciliate both initiatives – the Telecom Italia’s return to the block of control of Brasil Telecom and the mobile operation being provided by Brasil Telecom – we proposed a mobile operation which would be conducted by both companies, but Telecom Italia didn’t agree on that. Then we submitted to the Board of Directors a change in our By-laws. The goal was to make clear that Telecom Italia’s representatives wouldn’t be allowed to vote only in the subjects related to the mobile operations.

We agree that there are synergies between the wireline and the wireless operation. But who owns the wireline operation is Brasil Telecom, and not Telecom Italia. There is no sense in the fact that Brasil Telecom should benefit Telecom Italia’s operation.

It is not true that we are acting in order to defend Opportunity’s interests. It is worth mentioning that, considering the fact that Opportunity doesn’t have a similar operation, its interests match with those of Brasil Telecom. It is also important to mention that it is not true that Opportunity does not hold a stake in Brasil Telecom. The stake that Opportunity holds in Brasil Telecom is much higher than the one held by Telecom Italia.

Brazil, Brasilia, September 16, 2003

Brasil Telecom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer